May 31, 2005



Mail Stop 0408


Security National Financial Corporation
5300 South 360 West, Suite 250
Salt Lake City, Utah 84123
Attn:  Mr. Scott M. Quist

Re:	Item 4.01 Form 8-K
	Filed May 3, 2005
	File No. 000-09341

Dear Mr. Quist:

	We have reviewed your Item 4.01 Form 8-K for compliance with the form requirements and have the following comments:

Form 8-K - General compliance comments:
1. Please revise to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by
Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the company "ceased its independent auditor relationship", as that wording is unclear to a reader.
2. Please revise to indicate whether the audit committee, similar committee of the board of directors or the board of directors itself approved the decision to change accountants. Refer to Item 304(a)(iii).

Engagement of new accountant:
3. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K
Item 304 (a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.




General
4. Include a letter from the former accountants addressing the
revised disclosures.   File the amendment under cover of Form 8-
K/A
and include the ITEM 4 designation, including the letter from the former accountant filed as an Exhibit 16.
Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Direct any questions regarding the above to Ben Phippen at (202) 551-3697.


							Sincerely,



							Benjamin Phippen, Staff
Accountant